Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 16, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2022;

•	to disclose the calculation of our August 31, 2022 net asset value (“NAV”) per share for all share classes;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to provide an update on the status of our current public offering; and

•	to disclose the recent closing of a transaction providing us with a new source of debt financing.

October 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2022 (and repurchases as of September 30, 2022) is as follows:

Transaction Price (per share)
Class S	$25.1696
Class T	$24.9380
Class D	$24.9724
Class M	$25.0438
Class I	$24.3959
Class F*	$25.0092
Class Y*	$24.3476

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The October 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2022.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2022 (dollar amounts in thousands):

Components of NAV	August 31, 2022
Loans receivable	$6,874,210
Investment in real estate	160,864
Mortgage-backed securities held-to-maturity	79,060
Mortgage-backed securities available-for-sale, at fair value	157,934
Cash and cash equivalents	34,889
Restricted cash	25,037
Other assets	153,964
Collateralized loan obligation, net of deferred financing costs	(3,733,241)
Repurchase agreements payable, net of deferred financing costs	(879,188)
Credit facility payable, net of deferred financing costs	(573,915)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(937)
Other liabilities	(41,972)

Net asset value	$2,134,137

Number of outstanding shares	85,740,708

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of August 31, 2022, we accrued under GAAP $98,184 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,237,201	$39,232	$18,051	$100,566	$694,377	$22,635	$22,075	$2,134,137
Number of outstanding shares	49,154,539	1,573,173	722,849	4,015,587	28,462,838	905,074	906,648	85,740,708

NAV per Share as of August 31, 2022	$25.1696	$24.9380	$24.9724	$25.0438	$24.3959	$25.0092	$24.3476

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On August 29, 2022, we accepted a subscription from an investor to purchase $2,000,000 in Class I shares in the Private Placement. On September 1, 2022, we sold and issued to such institutional investor approximately 81,982 Class I shares at the per share purchase price of $24.3957, which is equal to the NAV per Class I share as of July 31, 2022.

Market update

Treasury yields took another concentrated step-up following Fed Chair Powell’s decidedly hawkish comments at the Fed’s August meeting in Jackson Hole. 2-year and 10-year Treasury yields rose 55 basis points and 54 basis points, respectively, over the month as the yield curve remained deeply inverted. Against this backdrop, the Bloomberg Aggregate Bond Index returned -2.8% in August, more than giving back its July gain. Year to date, the Agg remains deeply in negative territory (-10.75%) as core fixed income continues to face significant challenges amid a volatile rate environment.

Commercial property prices grew a solid 16.8% in July yet moderated significantly from their pace of 18.5% annual growth one month earlier.1 Despite the slowdown, fundamentals across the CRE market appear strong though dispersion across property types continues to grow amid broader market volatility and increasing economic risks.

As has been the case through the past year, annual price growth in the industrial (24.4%) and apartment (20.9%) sectors led all property types as these areas continue to benefit from strong investor demand.1 Both property types have shown their effectiveness as inflation hedges this year as annual effective rent growth in industrial and apartment has outpaced core CPI by 3.6% and 11.7%, respectively.2

Annual growth in non-major metros (19.3%) also continued to significantly outpace that of major markets (8.9%) as smaller markets, primarily in sunbelt metros, continue to benefit disproportionately from domestic migration patterns.1

CRE debt markets remain on solid footing as lenders continue to be disciplined. The average loan-to-value ratio remained well below 60% across CRE property types throughout 2022.2 Additionally, we believe the forward-looking environment could alter the risk-return balance in favor of debt over equity as higher financing costs act to shift income from property owners to lenders.

Portfolio update

We continue to build upon our track record of generating an attractive level of current income with low volatility. Floating rate assets comprised 94.6% of the portfolio as of August 31, 2022, which we believe will continue to help preserve capital if interest rates rise further.

[1]	MSCI Real Capital Analytics, as of July 30, 2022.
[2]	As of June 30, 2022. Latest data available.

As fixed income markets quickly priced in multiple Fed rate hikes this year, the yield on the Bloomberg Aggregate Bond Index increased by 221 bps year-to-date as the index declined by -10.75%. Even with the rise in rates, the annualized distribution rate for FS Credit REIT’s Class I shares was 268 bps above the Agg’s current yield as of August 31, 2022.

We closed on $202 million in new fundings in August. Origination highlights included two multifamily properties located in attractive, high-growth submarkets, including loans backed by:

•

A 95% occupied 369-unit property in Austin, TX. The property is well located on the south side of the city and is close to multiple employers, including the Oracle Campus, as well as a new light rail line expected to be completed in late 2024-early 2025.

•

A 2020 vintage property in McKinney, TX, approximately 30 miles north of the Dallas CBD. The property is 95% occupied, features multiple amenities (infinity swimming pool, outdoor lounge with firepit, dog parks, among others) and is located near several major Dallas employment centers, including Toyota’s North American HQ and regional campuses for Liberty Mutual Insurance and JP Morgan Chase. We originally closed on a loan on this property in June 2021. The new loan will finance the sponsor’s acquisition of the property from the current borrower and is issued at a notably lower LTV (69.0% vs. 53.3%) and higher all-in yield (3.35% vs 5.85%) and spread (30 bps).

The short-term nature of our typical loan (two- to three-year maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, over the past two years, the portfolio’s allocation to multifamily properties ranged from a low of 14% to as high as 62%. As of August 31, 2022, it was 59.6%, with many of the loans backed by what we believe are attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, solid labor markets and a generally healthy U.S. consumer. Over the same timeframe, we have opportunistically added new investments in hospitality, retail and office in recent months as sector fundamentals strengthened. As of August 31, 2022, these sectors represented 7.3%, 6.4% and 12.8% of the portfolio, respectively.

The portfolio was comprised of 100% performing assets as of August 31, 2022. Our investment pipeline remains strong through the coming months.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold (i) 78,734,165 shares of our common stock in the primary offering (consisting of 304,270 Class T shares, 45,718,057 Class S shares, 233,345 Class D shares, 2,743,359 Class M shares, and 28,891,475 Class I shares) resulting in gross offering proceeds of $1.97 billion and (ii) 1,831,991 shares of our common stock pursuant to our distribution reinvestment plan (consisting of 60,649 Class T shares, 1,084,255 Class S shares, 21,285 Class D shares, 87,484 Class M shares, and 533,473 Class I shares) for a total value of $45.73 million. We intend to continue selling shares in the Offering on a monthly basis.

CLO Transaction Overview

On August 25, 2022 (the “CLO Closing Date”), we issued a collateralized loan obligation (the “CLO”) through its subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and a wholly-owned subsidiary of Sub-REIT, FS Rialto 2022-FL6 Issuer, LLC, a newly-formed Delaware limited liability company, as issuer (the “CLO Issuer”).

On the CLO Closing Date, the CLO Issuer issued eight classes of offered notes, the Class A Notes, the Class A-CS Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D-1

Notes, the Class D-2 Notes and the Class E Notes (the “Offered Notes”), and an additional three classes of non-offered notes, the Class F Notes, the Class G Notes and the Class H Notes (together with the Offered Notes, the “Notes” all classes of Notes other than the Class H Notes are referred to collectively herein as the “Secured Notes”), each in the principal amount and having the characteristics and designations set forth in the table and description below.

The CLO Issuer issued the Notes pursuant to the terms of an indenture, dated as of August 25, 2022 (the “Indenture”), by and among the CLO Issuer, our company, as advancing agent (in such capacity, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Computershare Trust Company, National Association, as note administrator (in such capacity, the “Note Administrator”) and custodian. The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the CLO Issuer. We will serve as the collateral manager for the CLO Issuer (in such capacity, the “Collateral Manager”). The Collateral Manager is externally managed by, and has delegated its investment management activities to, FS Real Estate Advisor, LLC (the “Advisor”), pursuant to and in accordance with the terms of an advisory agreement between us and the Advisor. The Advisor has engaged Rialto Capital Management, LLC, an affiliate of the Special Servicer (as defined below), to act as its sub-advisor. A copy of the Indenture is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Class of Notes	Principal Balance	Percentage of the Aggregate Principal Balance of all Notes	Ratings (Moody’s / DBRS Morningstar)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$349,375,000	46.583%	Aaa(sf) / AAA(sf)	2.61 years	4.58 years
Class A-CS Notes	$50,000,000	6.667%	Aaa(sf) / AAA(sf)	2.61 years	4.58 years
Class A-S Notes	$90,938,000	12.125%	NR / AAA(sf)	2.77 years	4.73 years
Class B Notes	$33,750,000	4.500%	NR / AA(low)(sf)	2.82 years	4.80 years
Class C Notes	$42,187,000	5.625%	NR / A(low)(sf)	2.82 years	4.82 years
Class D-1 Notes	$34,688,000	4.625%	NR / BBB(high)(sf)	2.87 years	4.82 years
Class D-2 Notes	$13,125,000	1.750%	NR / BBB(sf)	2.96 years	4.82 years
Class E Notes	$13,125,000	1.750%	NR / BBB(low)(sf)	3.63 years	4.82 years
Class F Notes	$39,375,000	5.250%	NR / BB(low)(sf)	3.79 years	4.82 years
Class G Notes	$24,374,000	3.250%	NR / B(low)(sf)	4.03 years	4.85 years
Class H Notes	$59,063,000	7.875%	NR / NR	N/A	N/A

(1)

The initial weighted average life of each class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.

(2)

The fully extended weighted average life of each class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Notes will mature at par on the payment date in August 2037, unless redeemed or repaid prior thereto.

The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agency Agreement, dated as of August 10, 2022, by and among the CLO Issuer, our company, FS CREIT Finance Holdings LLC (the “Seller”), Barclays Capital Inc. (“Barclays”), Goldman Sachs & Co. LLC (“Goldman Sachs”), Wells Fargo

Securities, LLC (“Wells Fargo Securities”) and Natixis Securities Americas LLC (together with Barclays, Goldman Sachs and Wells Fargo Securities, the “Placement Agents”). FS Rialto 2022-FL6 Holder, LLC, which is an indirect wholly-owned subsidiary of us and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class D-1, the Class D-2, the Class E, the Class F Notes, the Class G Notes and the Class H Notes issued on the CLO Closing Date.

The Offered Notes represent limited recourse obligations of the CLO Issuer payable solely from certain collateral interests acquired by the CLO Issuer on and after the CLO Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the CLO Issuer, any of its affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class H Notes are not secured.

The Class H Notes have no stated interest rate. The holders of the Class H Notes will be entitled to receive, on each monthly payment date up to (but not including) the stated maturity date of such Notes (unless redeemed prior thereto), as distributions of principal and interest, any cash remaining after payment of all distributions with a more senior level of priority. In addition, upon any redemption of the Notes and upon the maturity of the Notes, the holders of the Class H Notes will be entitled to receive all net proceeds remaining after the sale of the collateral in accordance with the Indenture and cash, if any, remaining after payment of all specified amounts in accordance with the priority of payments.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issuance of the Notes on the CLO Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) repay amounts owed in respect of certain pre-CLO Closing Date financings, including under certain repurchase facilities with affiliates of the Placement Agents, and (iii) undertake certain related activities.

The initial portfolio of collateral interests was purchased by the CLO Issuer from the Seller pursuant to a collateral interest purchase agreement (the “Collateral Interest Purchase Agreement”), dated as of August 25, 2022, by and among the CLO Issuer, the Seller, our company and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the CLO Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the CLO Issuer in an amount that the Special Servicer determines is sufficient to compensate the CLO Issuer or (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement. The obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement has been guaranteed by us.

The Notes

Collateral

The Secured Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the CLO Issuer on the CLO Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the CLO Issuer’s rights under certain agreements (including the Collateral Management Agreement, the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the CLO Issuer has an interest, (vii) the CLO Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”).

Maturity

The Notes will mature at par on the payment date in August 2037, unless redeemed or repaid prior thereto.

Interest Rate

For purposes of the below, “Benchmark” means the reference rate used to determine the rate at which interest will accrue on a Class of Notes, which (1) initially will be (a) with respect to the Secured Notes other than the Class A-CS Notes, Term SOFR and (b) with respect to the Class A-CS Notes, Compounded SOFR and (2) from and after the occurrence of a benchmark transition event with respect to a Benchmark and its related benchmark replacement date will be the applicable benchmark replacement.

Class A Notes. The Class A Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.580% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in August 2027, 0.25%.

Class A-CS Notes. The Class A-CS Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.700% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in August 2027, 0.25%.

Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.131% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in August 2027, 0.25%.

Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.632% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in September 2027, 0.50%.

Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.230% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in September 2027, 0.50%.

Class D-1 Notes. The Class D-1 Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.230% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in September 2027, 0.50%.

Class D-2 Notes. The Class D-2 Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.230% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in September 2027, 0.50%.

Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.230% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in September 2027, 0.50%.

Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 6.500%.

Class G Notes. The Class G Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 7.500%.

Interest on the Secured Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.

The failure to pay interest on the Class A Notes, the Class A-CS Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-CS Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D-1 Notes, the Class D-2 Notes, the Class E Notes, the Class F Notes and the Class G Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.

Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.

Exchangeable Notes

The Indenture allows for the exchange of all or a portion of the Class F Notes and the Class G Notes, as follows: (i) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes and the Class F-X Notes and (ii) the Class G Notes may be exchanged for proportionate interests in the Class G-E Notes and the Class G-X Notes, in the manner set forth in the Indenture.

Subordination of the Notes

In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses.

Note Protection Tests

The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.

If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.

The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	117.19%
Minimum Interest Coverage	120.00%

The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-CS Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D-1, the Class D-2 and the Class E Notes and the amount of any unreimbursed interest advances.

The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.

Collateral Management Agreement

Pursuant to a collateral management agreement, dated as of August 25, 2022, between the CLO Issuer and us (the “Collateral Management Agreement”), we will serve as collateral manager for the CLO Issuer. The Collateral Manager is externally managed by, and has delegated its investment management activities to, the Advisor pursuant to and in accordance with the terms of an advisory agreement between us and the Advisor. The Advisor has engaged Rialto Capital Management, LLC, an affiliate of the Special Servicer, to act as its sub-advisor.

As compensation for the performance of its obligations as Collateral Manager, the Collateral Manager is entitled to receive a fee, payable monthly in arrears, equal to (unless waived) 0.10% per annum of the sum of the net outstanding portfolio balance to the extent funds are available. We have agreed to waive its entitlement to such Collateral Manager fee for so long as our company or an affiliate is the Collateral Manager.

The Collateral Manager may be removed upon at least 30 days’ prior written notice by the CLO Issuer or the Trustee, if (i) certain events of default have occurred by the Collateral Manager and (ii) if the holders of at least 66-2/3% in aggregate outstanding amount of each class of Notes then outstanding give written notice to the Collateral Manager, the CLO Issuer and the Trustee directing such removal. The Collateral Manager cannot be removed without cause but may resign as Collateral Manager upon 90 days’ prior written notice. Upon any resignation or removal of the Collateral Manager while any of the Notes are outstanding, holders of a majority of the Class H Notes (excluding any Class H Notes held by certain related parties) will have the right to instruct the CLO Issuer to appoint an institution identified by such holders as replacement Collateral Manager. In the event that (i) 100% of the aggregate outstanding Class H Notes are held by related parties, (ii) the proposed replacement Collateral Manager is an affiliate of the Collateral Manager, and (iii) the appointment of the proposed replacement Collateral Manager would constitute an “assignment” under the Investment Advisers Act of 1940, the holders of at least a majority of the aggregate outstanding principal balance of the most junior class of Notes not 100% owned by related parties (excluding any Notes held by related parties to the extent the replacement Collateral Manager is an affiliate of the Collateral Manager or the Collateral Manager has been removed after the occurrence of an event of default) may direct the CLO Issuer to appoint an institution identified by such holders as replacement Collateral Manager.

Except with respect to the limitations set forth in the Indenture, the Collateral Manager is not obligated to pursue any particular investment strategy or opportunity with respect to the collateral interests.

Reinvestment Period

The CLO includes a 24-month reinvestment period (unless all of the Notes are redeemed or an event of default occurs before such date). During such period, the CLO Issuer may acquire additional (a) commercial mortgage loans or (b) participation interests in commercial mortgage loans.

The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Wells Fargo Bank, National Association, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a servicing agreement (the “Servicing Agreement”), dated as of August 25, 2022, by and among the CLO Issuer, the Collateral Manager, the Servicer, the Special Servicer, the Advancing Agent, the Trustee and the Note Administrator.

The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.

The CLO Issuer is a Taxable Mortgage Pool

The CLO Issuer likely is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). So long as the CLO Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code, the CLO Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as an entity disregarded as separate from Sub-REIT rather than as a fully taxable C corporation.

However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to our stockholders that are otherwise generally exempt from U.S. federal income tax. We do not intend to distribute EII to our stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although we do not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to us or Sub-REIT above the amount we anticipate, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.

In addition, if the CLO Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the CLO Issuer to remain a “qualified REIT subsidiary” under the Internal Revenue Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all of the equity in the CLO Issuer, but also all of those classes of Notes as to which our counsel is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the CLO Issuer and of the Class F Notes, the Class G Notes and the Class H Notes (and any other retained or repurchased Notes, if applicable), and indirectly the assets that secure the Notes, and could prevent us and Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.